February 28, 2007

Room 4561

Mr. Douglas G. Bergeron
Chairman of the Board of Directors and
 Chief Executive Officer
Verifone Holdings, Inc.
2099 Gateway Place
San Jose, CA 95110

> **Re:**   **Verifone Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2006**
> **Filed December 18, 2006**
> **File No. 001-32465**

Dear Mr. Bergeron:

       We have reviewed the above referenced filings and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended October 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 48

   1. We note that your inventory increased dramatically during 2006. Please quantify the amount of the increase caused by each factor cited on page 49. In addition, explain to us, in more detail, why the acquisition contributed to this large increase and what impact, if any, that increase may have on the inventory that you acquired from Lipman. Finally, tell us why it appears that you did not discuss the factors contributing to the "unusually low" prior-year inventory balance, as of October 31, 2005, until recently.

* * * * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief